Mail Stop 4561

February 29, 2008

James M. McCluney, CEO and President
Emulex Corporation
3333 Susan Street
Costa Mesa, CA 92626

> **Re:** **Emulex Corporation**
> **Form 10-K for the Fiscal Year Ended July 1, 2007**
> **Filed August 24, 2007**
> **File No. 001-31353**

Dear Mr. McCluney:

We have reviewed the above referenced filing and have the following comments. Please note that our review has been limited in scope. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 1, 2007

Forward-Looking Statements, page 28

1. You indicate on page 28 that there is uncertainty regarding the ability of the company to integrate the technology, operations and personnel of Aarohi and Sierra Logic into your existing operations in a timely manner; but you state on page 31 that these companies have already been integrated into your operations. Please explain the apparent inconsistency in your disclosure regarding the timing of your integration of these acquired companies.

Exhibits

2. We note your disclosure on page 33 regarding customers that accounted for at least 10% of your net revenue for 2006 and/or 2007. We note further disclosure on page 34 and elsewhere in your filing that your business, results of operations and financial condition could be materially adversely affected in the event that sales to your significant customers decline or if your OEM customers change their business practices in a way that affects the timing of your revenues. Please provide us with an analysis as to why you have determined that your contracts, if any, with each of EMC, Hewlett-Packard, IBM and Info X do not need to be filed as exhibits to your annual report pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed October 15, 2007

Compensation Discussion and Analysis, page 29

General

3. As you are aware, the Division has recently released Staff observations relating to a focused review of executive compensation disclosure. This guidance, which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm, may be helpful as you draft future versions of your executive compensation and other related disclosure. In drafting future executive compensation disclosure, please consider providing a more complete description of your executive compensation practices in the following areas:

    - appropriate analysis and insight into how the Compensation Committee determined specific payouts;
    - benchmarking of the elements of your compensation program; and
    - appropriate disclosure of the specific items of corporate performance that are taken into consideration in making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you should also provide a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Katherine Wray, Staff Attorney, at (202) 551-3483 or Jay Ingram at (202) 551-3397 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (310) 712-3322
Robert M. Steinberg
Jeffer Mangels Butler & Marmaro LLP